

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Edward A. Schlesinger
Chief Financial Officer
Corning Inc.
One Riverfront Plaza
Corning, New York, 14831

> **Re: Corning Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated June 24, 2022**
> **File No. 001-03247**

Dear Mr. Schlesinger:

We have reviewed your June 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

Response Dated June 24, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   We note your response to prior comment six that "Pricing for Corning's insurance program has increased at the rate of the overall market." Please provide quantitative information regarding the cost of insurance for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

Edward A. Schlesinger
Corning Inc.
July 15, 2022
Page 2

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Linda E. Jolly